1st stREIT Office Inc.

10990 Wilshire Boulevard, Suite 1060

Los Angeles, CA 90024

October 28, 2019

Via EDGAR Transmission

Attention: Michael Killoy

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1st stREIT Office Inc. Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A File No. 024-10716

Dear Mr. Killoy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 1st stREIT Office Inc. (the “Company”) hereby requests that the qualification date of the above-referenced offering statement (the “Offering Statement”) be accelerated to October 30, 2019, at 9:00 am Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Offering Statement be declared qualified at some other time.

If you have any questions regarding this request, please contact Evyn Rabinowitz of Goodwin Procter LLP at (212) 459-7146.

Sincerely,
1st stREIT Office Inc.

/s/ Eliot Bencuya
Eliot Bencuya Chief Executive Officer

cc:	Evyn Rabinowitz, Esq., Goodwin Procter LLP